Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

J. Stephen Feinour
jfeinourjr@stradley.com
215.564.8521

February 11, 2025
Filed via EDGAR
Ms. Lisa N. Larkin
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject :	AIM ETF Products Trust (the “Trust”) (File Nos. 811-23504; 333-235734)

Dear Ms. Larkin:

On behalf of the Trust, below are the Trust’s responses to the comments you provided with regard to Post-Effective Amendment No. 44 (the “Amendment”) to the Trust’s registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2024 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”).  The Amendment was filed in order to register a new series of the Trust, the AllianzIM Buffer15 Uncapped Allocation ETF (the “Fund”).

Below we have provided your comments and the Trust’s responses. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

General

1.
Comment: The staff notes that the Fund’s name includes “Buffer15” and that the Fund’s strategy involves investing in Buffered ETFs of various dates. However, unlike the Buffered ETFs in which the Fund invests, the Fund does not pursue a buffered strategy. Please remove the reference to “Buffer15” in the Fund’s name or otherwise clarify in the Fund’s name that the Fund operates as a fund of funds.

Response: The Trust believes that the use of “Allocation” in the Fund’s name clearly demonstrates that the Fund’s assets/investments are allocated to the Underlying ETFs that pursue the Buffer15 strategy.  Further, the use of “Buffer15” in the Fund’s name is appropriate as it clarifies and relates to the Underlying ETFs in which the Fund will invest.  The Trust also notes that there is extensive disclosure throughout the prospectus that clearly states that the Fund does not itself offer a buffered strategy and that only the Underlying ETFs offer these buffered outcomes.  Therefore, the Fund’s principal investment strategy disclosure appropriately reflects the terms in the Fund’s name.  Further, the Trust notes that competitor ETFs offering similar ETF-of-buffered ETF strategies utilize “buffer” in their fund names.  The Trust respectfully acknowledges that pursuant to Section 35(d) of the 1940 Act a fund’s name may not be materially deceptive or misleading and confirms that the use of “Buffer15 Uncapped Allocation” in the Fund’s name is appropriate in relation to the Fund’s investment strategies.  Accordingly, the Trust believes that no changes to the Fund’s name are needed.

2.
Comment: With respect to the powers of attorney filed with the Amendment, please include a list of the series of the Trust to which the powers of attorney apply when renewing such powers of attorney in the future.

Response: The Trust acknowledges this comment and will consider the staff’s comment with respect to future powers of attorney.

Fee and Expense Table

3.
Comment: In the lead-in to the fee and expense table, please bold the following language: “Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table or the example below.”

Response: The Trust has bolded the language as requested.

4.	Comment: Please confirm that the fee waiver agreement referenced in the footnote to the fee and expense table will be filed as an exhibit to the next post-effective amendment.

Response: The Trust confirms that the fee waiver agreement will be filed as an exhibit.

Principal Investment Strategies

5.
Comment: The second paragraph under Principal Investment Strategies describes the Underlying ETFs’ 80% investment policy required by Rule 35d-1 under the 1940 Act. Please revise this policy to include borrowings in the calculation of net assets, as set forth in Rule 35d-1.

Response: The Trust notes that the 80% investment policy described in the Fund’s prospectus is consistent with the disclosure in each Underlying ETF’s prospectus.  The following language is set forth in each Underlying ETF’s Statement of Additional Information (“SAI”) under Names Rule Policies:  “Net assets for purposes of an 80% policy include the amount of any borrowings for investment purposes.”  Because each Underlying ETF does not engage in borrowing for investment purposes as a principal investment strategy, we do not believe that disclosure in the prospectus of each Underlying ETF of the impact of borrowings on the 80% policy is needed or appropriate at this time.  Accordingly, the Trust believes no revisions to the Fund’s disclosure are needed.

6.	Comment: Please clarify in the Principal Investment Strategies section that the FLEX Options in which the Underlying ETFs invest are European style options, as disclosed later in the prospectus.

Response: The Trust has revised the language as requested.

7.
Comment: In the third paragraph on page 4, please explain that the Fund may purchase Shares of an Underlying ETF that is near its Cap (or has not exceeded its Spread, in the case of these particular Underlying ETFs) or is without the protection provided by the Buffer.

Response: The Trust notes that the above-referenced paragraph describes that the Fund will have exposure to multiple Underlying ETFs, each of which will be at a different point in its Outcome Period and therefore may be providing a different return experience for the Fund (with respect to the assets allocated to that Underlying ETF). For example, the second sentence in this paragraph describes exposure to an Underlying ETF that is nearing the end of its Outcome Period and may have exhausted its Buffer, and therefore is experiencing losses. In addition, the fourth sentence describes exposure to an Underlying ETF that is nearing the end of its Outcome Period and has not exceeded its Spread, and therefore is not experiencing any gains. Accordingly, the Trust believes no revisions to the disclosure are required.

8.	Comment: Please clarify in the Principal Investment Strategies section that an investor may experience significant losses of its investment in the Fund.

Response: The Trust has revised the language as requested.

Principal Risks

9.
Comment: Please clarify in “Fund-of-Funds Risk” that in between rebalancing, the Underlying ETFs may not be equally weighted and the Fund may have disproportionate exposure to certain Underlying ETFs, and therefore be subject to overweighted performance of certain Underlying ETFs.

Response: The Trust notes that the disclosure requested above is included in the last paragraph on page 4 under Principal Investment Strategies. Specifically, the disclosure describes that market movements in the share prices of the Underlying ETFs may result in the Fund having larger exposures to certain Underlying ETFs compared to others, and the Fund’s returns would be more greatly influenced by such Underlying ETFs as a result. Accordingly, the Trust believes no revisions to the disclosure are needed.

10.	Comment: Please supplementally confirm whether securities underlying the Fund are traded outside of a collateralized settlement system.

Response: The Trust confirms that the Fund does not currently intend to invest in instruments traded outside of a collateralized settlement system, as it will hold only shares of the Underlying ETFs. Accordingly, the Trust believes no revisions to the disclosure are required.

Statutory Prospectus

11.
Comment: Please consider adding to the Additional Information About the Fund’s Principal Investment Strategies section information regarding the Underlying ETFs’ 80% investment policy under Rule 35d-1, the concept of the Fund’s laddered approach and the charts included in the Fund Summary.

Response: The Trust notes that under the General Instructions to Form N-1A, information that is included in the summary portion of the prospectus need not be repeated elsewhere in the prospectus. Accordingly, because information regarding the Underlying ETFs’ 80% investment policy under Rule 35d-1, the concept of the Fund’s laddered approach and illustrative charts are included in the Fund Summary, the Trust does not believe this information needs to be repeated in the statutory section of the prospectus.

* * * * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc: Amanda Farren